EXHIBIT 99.1

PRESS RELEASE

The Great Indian Getaway

New Delhi, Friday, November 6th, 2015: MakeMyTrip is pleased to report the phenomenal response to “The Great India Getaway”, our largest travel sale ever and our largest app-only travel promotion. During the course of “TGIG”, held from October 27th to November 2nd, Indian travelers enjoyed special offers on flights, hotels, and packages, including up to 90% off domestic hotels, “buy one, get one free” offers on popular hotels, and up to 60% off holiday packages. During TGIG, average MakeMyTrip.com visitor traffic was almost twice the average traffic prior to the event with peak hour traffic surging by almost five times. Mobile apps drove almost 90% of the company’s hotel booking business and more than 50% of its flight bookings business during the week-long promotional event. Prior to the sale, mobile contributed to about 50% of hotel bookings and about 30% of flights-bookings.

Highlights of The Great India Getaway

•	TGIG drove tremendous interest from travelers across India, with close to a million downloads of the MakeMyTrip app completed during the event.

•	Domestic hotel bookings increased by 8x compared to the same period a year earlier. Almost 90% of hotel bookings made during TGIG were completed with mobile apps, up from 24% during the same period last year and 50% during the week prior to the sale.

•	International hotel bookings across all devices increased by nearly 11x annually.

•	Domestic flight bookings across all devices increased by nearly 110% annually, while international bookings across all devices increased by 74%.

•	More than 50% of flight bookings made during TGIG occurred on mobile devices, up from 14% in the same period last year and up from 30% in the week prior to the sale.

•	More than half of the visitors during TGIG came from non-metro areas.

About MakeMyTrip:

MakeMyTrip (India) Private Limited (MakeMyTrip) launched www.makemytrip.com in India in September 2005 as the first comprehensive travel website with real time booking for flights. Over time, the website has evolved into a full-service portal extending its offerings to online hotel-reservations, holiday-package bookings, and rail and bus ticket bookings. MakeMyTrip has received numerous accolades for providing best-in-class services and a customer-friendly web-interface. The website had an average of more than 7.8 million unique visitors per month in fiscal year 2015. With more than 12 million downloads, MakeMyTrip’s mobile app is the most widely used travel app in India, and is available across platforms (iOS, Android, Windows and Blackberry). For more information about MakeMyTrip visit: www.makemytrip.com

For more details, please contact:

INVESTOR RELATIONS

Bill Lennan

Vice President

MakeMyTrip Limited

(646)405-1311

bill.lennan@makemytrip.com